UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________

FORM 11-K
___________

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

Commission file number 001-36271  (Waterstone Financial, Inc.)

_______________________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

WATERSTONE BANK SSB 401(K) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATERSTONE FINANCIAL, INC.
11200 W. Plank Court
Wauwatosa, WI  53226

WATERSTONE BANK SSB 401(K) PLAN
Wauwatosa, Wisconsin
FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
Including Independent Auditors' Report
As of December 31, 2014 and 2013
and for the Year Ended December 31, 2014

WATERSTONE BANK SSB 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
WaterStone Bank SSB 401(k) Plan
Wauwatosa, Wisconsin

We have audited the accompanying statements of net assets available for benefits of WaterStone Bank SSB 401(k) Plan (the "Plan") as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ CliftonLarsonAllen LLP
Milwaukee, Wisconsin
June 29, 2015

WATERSTONE BANK SSB 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2014 and 2013

	2014	2013
Assets
Investments – at fair value	$5,325,901	$4,936,402

Receivables
Notes receivable from participants	33,199	10,842
Total assets	5,359,100	4,947,244

NET ASSETS AVAILABLE FOR BENEFITS	$5,359,100	$4,947,244

See accompanying notes to financial statements.

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year ended December 31, 2014

ADDITIONS
Additions to net assets attributed to
Investment income	$39,205
Net appreciation in fair value of investments	474,982
514,187

Contributions
Participants'	482,360
Employer	64,396
Rollovers	57,805
604,561
Interest on notes receivable from participants	1,317
Total Additions	1,120,065
DEDUCTIONS
Deductions from net assets attributed to
Benefits paid to participants	609,824
Corrective distribution	16,990
Administrative expenses	81,395
Total Deductions	708,209
Net Increase	411,856
NET ASSETS AVAILABLE FOR BENEFITS Beginning of year	4,947,244

End of Year	$5,359,100

See accompanying notes to financial statements.

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 1 - Description of the Plan

The following description of the WaterStone Bank SSB 401(k) Plan provides only general information.  Participants should refer to the WaterStone Bank SSB 401(k) Plan summary plan description for a more complete description of the Plan's provisions.

General

The WaterStone Bank SSB 401(k) Plan (the "Plan") is a defined contribution plan covering all full-time and part-time employees of WaterStone Bank SSB (the "Company"), a wholly-owned subsidiary of Waterstone Financial, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  All employees hired before September 30, 2008 who have completed at least three months of service with the Company and all employees hired on or after September 30, 2008 who have completed 30 days of service, as defined in the Plan, and are age 18 or older are eligible to participate.  Upon enrollment in the Plan, a participant may direct contributions to a variety of investment options.

The investments of the Plan are maintained in a trust (the "Trust") by Principal Trust Company (the "Trustee") and the recordkeeping functions are performed by Princor Financial Services Corporation (the "Recordkeeper").  The Plan changed Trustee and Recordkeeper effective July 1, 2013.  The former Trustee of the Plan was Fidelity Management Trust Company.

On June 6, 2013, the Board of Directors of Lamplighter Financial, MHC ("MHC") and the Board of Directors of the Waterstone Financial, Inc. ("Waterstone-Federal") adopted a new Plan of Conversion and Reorganization (the "Plan of Conversion"). Pursuant to the Plan of Conversion, Waterstone Financial, Inc., a Maryland Corporation, ("New Waterstone") was organized and the MHC converted from the mutual holding company form of organization to the fully public form on January 23, 2014.    As part of the conversion, the MHC's ownership interest of the New Waterstone was offered for sale in a public offering.  Plan participants were eligible to purchase shares in the public offering at a price of $10.00 per share.  Participants who submitted a stock subscription request were required to allocate existing participant account funds into the T. Rowe Price Associates, Inc. Stock Purchase investment fund.  The words "Waterstone Financial, Inc." are intended to refer to Waterstone-Federal and its subsidiaries with respect to matters and time periods occurring on or before January 22, 2014, and to New Waterstone and its subsidiaries with respect to matters and time periods occurring thereafter.
Contributions

Participants may contribute up to 90% of pretax annual compensation (salary reduction contributions), as defined in the plan document, not to exceed the annual limit of the lesser of 90% of eligible compensation or $17,500 in a calendar year.  The Plan includes an automatic salary deferral feature.  The amount to be automatically withheld from participant compensation each payroll period will be equal to 1% of participant compensation. The plan document also provides that eligible participants may make catch‑up contributions up to the Internal Revenue Service ("IRS") limit.  Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).  Participant contributions are recorded in the period the Company makes the corresponding payroll deductions.

The Company makes a discretionary contribution at a rate of 20% of eligible participant contributions limited to the first 5% of eligible participant compensation, as defined in the plan document, up to the maximum deferrable amount allowed by the IRS.

Investment Alternatives

Participants in the Plan may elect to invest their account balances in several investment alternatives, in any percentage allocation determined appropriate by the participant.  The investment alternatives under the Plan include Waterstone Financial, Inc. common stock as well as any fund, other than municipal and institutional funds, in the Principal Trust Company portfolio.  Participants may exchange any portion of their account balances from one fund to another at any time during the year.

Participant Accounts

Each participant's account is credited with the participant's salary reduction contributions, rollover contributions and an allocation of the Company's discretionary contributions and Plan earnings.  Allocations are based on the participant's eligible compensation or account balances, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 1 - Description of the Plan (cont.)

Vesting

Participants are immediately vested in their salary reduction contributions.

Company discretionary contributions are allowed and the contributions and earnings thereon vest in accordance with provisions of the Plan as follows:

Vesting Years of Service	Percentage Vested
less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The participant is fully vested in the company discretionary contributions upon reaching normal retirement age, death, or permanent disability.

Forfeited Accounts

As of December 31, 2014 and 2013, there were no forfeited nonvested accounts. Forfeited nonvested accounts, should they exist, would be used to reduce future Company contributions.

Payment of Benefits

Benefits may be paid to the participant or beneficiary upon death, disability, retirement or termination of employment, as defined in the plan document.  The total vested portion of a participant's account balance is distributed in the form of a lump‑sum payment or a direct rollover distribution.  Participants experiencing financial hardship may withdraw a portion of this account balance as defined in the plan document.

Generally, participants are allowed to take an in-service distribution upon reaching the age of 59 ½. A distribution will be made to the participant if the vested account balance is $1,000 or less regardless of whether the participant consented to receive it.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000.  These loans are secured by the balance in the participant's account.  The loans bear the Federal Prime rates as of the origination date of the loans.  Principal and interest is paid ratably through semi‑monthly payroll deductions.  The interest rates on outstanding loans range from 3.25% to 5.25% at December 31, 2014 and 2013.

Administrative Expenses

Beginning in 2013, Plan administrative fees, investment advisor fees, loan and distribution fees and record keeping fees are to be paid by Plan participants at a rate proportional to participant account balance.

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 2 ‑ Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

At December 31, 2014 and 2013, fair value approximated contract value and no adjustment was needed on the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See Note 4 for discussion of fair value measurements.

Net appreciation and depreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.  There were no benefit payments for participants who have elected to withdraw from the Plan but had not been paid as of December 31, 2014 and 2013.

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 3 – Investments

The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

	2014	2013

Waterstone Financial, Inc. Common Stock**	918,335	*
Fidelity Contrafund	757,315	693,544
Principal Trust(SM) Target 2030 Fund**	470,344	374,496
Harbor International Institutional Fund	307,489	367,541
Fidelity Capital Appreciation Fund	303,709	473,176
Principal Trust(SM) Target 2040 Fund**	295,816	*
Principal Mid Cap S&P 400 Index Institutional Fund**	292,189	*
T. Rowe Price Associates, Inc. Stock Purchase	-	747,767

*Investment represented less than 5% of the Plan assets as of the dates indicated
** Represents a party in interest

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$173,001
Collective trust funds	79,125
Common stock	219,467
Investment contract	3,389
Net appreciation in fair value of investments	$474,982

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 4 – Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
-	quoted prices for similar assets or liabilities in active markets;
-	quoted prices for identical or similar assets or liabilities in inactive markets;
-	inputs other than quoted prices that are observable for the asset or liability;
-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at  December 31, 2014 and 2013.

Waterstone Financial, Inc. Common Stock:  Valued at fair value based upon the closing price reported in an active market where such shares are traded.

Mutual funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Collective trust funds:  Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Guaranteed investment contract: Guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see note 5). Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Investment Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing available market data (for example, swap curve rate).

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 4 – Fair Value Measurements (cont.)

The tables below present the balances of assets measured at fair value on a recurring basis by level within the hierarchy.
	December 31, 2014
	Total	Level 1	Level 2	Level 3
Waterstone Financial, Inc. Common Stock	$918,335	918,335	-	-
Collective Investment Trusts
Balanced/Asset Allocation	1,282,078	-	1,282,078	-
Investment Contract
Short-term Fixed Income	200,722	-	-	200,722
Mutual Funds
Large U.S. Equity	1,426,184	1,426,184	-	-
Small/Mid U.S. Equity	849,117	849,117	-	-
International Equity	379,081	379,081	-	-
Fixed Income	222,157	222,157	-	-
Other	48,227	48,227	-	-
Total Investments	$5,325,901	3,843,101	1,282,078	200,722

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Collective Investment Trusts
Balanced/Asset Allocation	$1,011,004	-	1,011,004	-
Investment Contract
Short-term Fixed Income	151,401	-	-	151,401
Mutual Funds
Large U.S. Equity	1,477,520	1,477,520	-	-
Small/Mid U.S. Equity	769,860	769,860	-	-
International Equity	464,680	464,680	-	-
Fixed Income	244,601	244,601	-	-
Short-term Fixed Income	747,767	747,767	-	-
Other	69,569	69,569	-	-
Total Investments	$4,936,402	3,773,997	1,011,004	151,401

There were no transfers of investments between levels during the year ended December 31, 2014.

The change in the Level 3 investment measured at fair value on a recurring basis for the year ended December 31, 2014 are summarized as follows:

Investment Category	Beginning Balance	Total Gains or Losses	Interest Credited	Purchases	Sales	Transfer In or Out of Level 3	Ending Balance	Unrealized Gains or Losses

Short‑Term Fixed Income	$151,401	$-	$3,389	$64,992	$(19,060)	$-	$200,722	$-

The table below summarizes the Level 3 unobservable inputs as of December 31, 2014.

Investment Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Rate

Principal Fixed Income Guaranteed Option	$200,722	Discontinuation Value	Composite Credit Rate	2.00%
			Surrender Charge	5.00%

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 4 – Fair Value Measurements (cont.)

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31, 2014 and 2013:

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Principal Trust Income Fund (a)	$5,158	$-	Daily	None
Principal Trust(SM) Target 2010 Fund (a)	$15,100	$-	Daily	None
Principal Trust(SM) Target 2015 Fund (a)	$29,223	$-	Daily	None
Principal Trust(SM) Target 2020 Fund (a)	$25,666	$-	Daily	None
Principal Trust(SM) Target 2025 Fund (a)	$136,021	$-	Daily	None
Principal Trust(SM) Target 2030 Fund (a)	$470,344	$-	Daily	None
Principal Trust(SM) Target 2035 Fund (a)	$58,809	$-	Daily	None
Principal Trust(SM) Target 2040 Fund (a)	$295,816	$-	Daily	None
Principal Trust(SM) Target 2045 Fund (a)	$87,341	$-	Daily	None
Principal Trust(SM) Target 2050 Fund (a)	$139,336	$-	Daily	None
Principal Trust(SM) Target 2055 Fund (a)	$17,784	$-	Daily	None
Principal Trust(SM) Target 2060 Fund (a)	$1,480	$-	Daily	None
Total	$1,282,078	$-

	December 31, 2013
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Principal Trust Income Fund (a)	$812	$-	Daily	None
Principal Trust(SM) Target 2010 Fund (a)	$15,365	$-	Daily	None
Principal Trust(SM) Target 2015 Fund (a)	$23,164	$-	Daily	None
Principal Trust(SM) Target 2020 Fund (a)	$21,596	$-	Daily	None
Principal Trust(SM) Target 2025 Fund (a)	$103,315	$-	Daily	None
Principal Trust(SM) Target 2030 Fund (a)	$374,496	$-	Daily	None
Principal Trust(SM) Target 2035 Fund (a)	$85,667	$-	Daily	None
Principal Trust(SM) Target 2040 Fund (a)	$238,833	$-	Daily	None
Principal Trust(SM) Target 2045 Fund (a)	$62,285	$-	Daily	None
Principal Trust(SM) Target 2050 Fund (a)	$77,991	$-	Daily	None
Principal Trust(SM) Target 2055 Fund (a)	$7,480	$-	Daily	None
Total	$1,011,004	$-

(a)
This asset class is generally comprised of a combination of fixed income and equity investment options. These investment options may include balances, asset allocation, target-date, and target-risk investment options. Although typically lower risk than investment options that invest solely in equities, all investment options in this category have the potential to lose value.  Target Date Fund generally invests in affiliated and may invest in nonaffiliated open-ended mutual funds, insurance company separate accounts, and collective trust funds that Principal Trust considers appropriate based on the remaining time horizon of a particular Target Date Fund.

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

WATERSTONE BANK SSB 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013

NOTE 5 – Investments – Guaranteed Investment Contract

In 2013, the Plan entered into a fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2014 and 2013, was $200,722 and $151,401, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than two percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan's ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 6 - Parties‑In‑Interest

Certain Plan investments are managed by the investment trustee as defined by the Plan and, therefore, these transactions qualify as parties‑in‑interest.  These transactions are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

The investment of the Plan in the Company's common stock is considered a party-in-interest transaction.  During the year ending December 31, 2014, the Plan purchased 71,858 shares for a total of $720,958 and sold 2,023 shares for a total of $22,940.

NOTE 7 - Tax Status

The Plan is placing reliance on an opinion letter dated March 31, 2014 received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The prototype Plan has been amended since receiving the opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 8 – Subsequent Events

The Plan has evaluated subsequent events through June 29, 2015, the date the financial statements were issued.

WATERSTONE BANK SSB 401(K) PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan 002
EIN 39-0691250
As of December 31, 2014

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	American Beacon Funds	American Beacon International Equity Fund	**	$941
	BlackRock Investments, LLC	BlackRock Equity Dividend I Fund	**	87,502
	BlackRock Investments, LLC	BlackRock High Yield Bond Institutional Fund	**	17,699
	DWS Securities Trust	DWS RREEF Real Estate Sec S Fund	**	24,229
	Fidelity Investments	Fidelity Capital Appreciation Fund	**	303,709
	Fidelity Investments	Fidelity Contrafund	**	757,315
	Fidelity Investments	Fidelity Leveraged Company Stock Fund	**	114,837
	First Eagle Funds	First Eagle Gold A Fund	**	11,370
*	Principal Trust Company	Fixed Income Guaranteed Option	**	200,722
	Goldman SachsTrust	Goldman Sachs Small Cap Institutional Fund	**	27,142
	Harbor Funds	Harbor International Institutional Fund	**	307,489
	Ivy Funds	Ivy Science & Technology I Fund	**	36,857
	Janus Investment Fund	Janus Triton T Fund	**	226,675
	John Hancock Funds III	John Hancock Disciplined Value Mid Cap Fund	**	31,312
	JP Morgan Trust II	JP Morgan Core Bond R5 Fund	**	184,890
	T. Rowe Price	LargeCap Growth I Institutional Fund	**	121,162
*	Principal Trust Company	LargeCap S&P 500 Index Institutional Fund	**	146,529
*	Principal Trust Company	MidCap Institutional Fund	**	95,714
*	Principal Trust Company	MidCap S&P 400 Index Institutional Fund	**	292,189
	OppenheimerFunds	Oppenheimer Developing Markets Y Fund	**	19,629
	OppenheimerFunds	Oppenheimer Equity Income Y Fund	**	9,967
	OppenheimerFunds	Oppenheimer Global Strategy Income Y Fund	**	19,568
	OppenheimerFunds	Oppenheimer International Growth Y Fund	**	51,022
*	Principal Trust Company	Principal Trust Income Fund	**	5,158
*	Principal Trust Company	Principal Trust(SM) Target 2010 Fund	**	15,100
*	Principal Trust Company	Principal Trust(SM) Target 2015 Fund	**	29,223
*	Principal Trust Company	Principal Trust(SM) Target 2020 Fund	**	25,666
*	Principal Trust Company	Principal Trust(SM) Target 2025 Fund	**	136,021
*	Principal Trust Company	Principal Trust(SM) Target 2030 Fund	**	470,344
*	Principal Trust Company	Principal Trust(SM) Target 2035 Fund	**	58,809
*	Principal Trust Company	Principal Trust(SM) Target 2040 Fund	**	295,816
*	Principal Trust Company	Principal Trust(SM) Target 2045 Fund	**	87,341
*	Principal Trust Company	Principal Trust(SM) Target 2050 Fund	**	139,336
*	Principal Trust Company	Principal Trust(SM) Target 2055 Fund	**	17,784
*	Principal Trust Company	Principal Trust(SM) Target 2060 Fund	**	1,480
*	Principal Trust Company	SmallCap S&P 600 Index Institutional Fund	**	37,019
*		Waterstone Financial, Inc. common stock	**	918,335
*	Participant Loans	Interest rate; 3.25% - 5.25% Maturities through 2023	-0-	33,199
				$5,359,100
	* Represents a party in interest
	** Cost omitted for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WATERSTONE BANK SSB 401(K) PLAN

/s/ Allan R. Hosack
Allan R. Hosack
Chief Financial Officer
 June 29, 2015